DENMARK BANCSHARES, INC.

ANNUAL REPORT TO SHAREHOLDERS
FOR THE YEAR ENDED DECEMBER 31, 1999

Denmark Bancshares, Inc.
1999 Annual Report

Table of Contents

Graphic Presentation of Selected Financial Data...........................2
Selected Financial Data...................................................3
President's Letter........................................................4
Independent Auditors' Report..............................................4
Consolidated Financial Statements.........................................5
Notes to Consolidated Financial Statements................................9
Management's Discussion and Analysis.....................................23
Quarterly Financial Information..........................................36


Denmark Bancshares, Inc. ("Company"), headquartered in Denmark, Wisconsin, is a diversified one-bank holding company. Denmark State Bank, the Company's subsidiary bank, offers five full service banking offices located in the Villages of Denmark, Maribel, Reedsville, and Whitelaw, and the Town of Bellevue, serving primarily Brown, Kewaunee and Manitowoc Counties. The Company also extends farm credit through its subsidiary Denmark Agricultural Credit Corporation and sells a full line of insurance products through its subsidiary McDonald-Zeamer Insurance Agency, Inc.

                 Graphic Presentation of Selected Financial Data

(Tabular representation of graphs for electronic filing)

                                 1995     1996     1997     1998     1999

Net Income                     $2,083   $2,380   $2,551   $3,138   $3,217
Net Income Per Share            37.83    43.26    46.44    57.20    58.51
Dividends Per Share              9.75    10.75    11.25    13.50    17.25
Book Value Per Share           439.65   471.39   505.50   550.12   585.01
Total Loans                   156,072  175,214  199,559  214,986  256,625
Total Assets                  196,877  213,714  251,674  282,184  321,393
Total Deposits                144,818  150,417  189,129  212,050  211,934
Stockholders' Equity           24,190   25,913   27,739   30,141   32,121

Dollars in thousands except per share data.

                          SELECTED FINANCIAL DATA

                                       Year Ended December 31,
                            --------------------------------------------
                                1999     1998    1997     1996     1995
                            -------- -------- -------- -------- --------
INCOME STATEMENT DATA
 Interest income             $22,319  $21,050  $18,463  $16,073  $14,882
 Interest expense             11,599   10,772    9,543    8,152    7,639
                            -------- -------- -------- -------- --------
  Net interest income        $10,720  $10,278   $8,920   $7,921   $7,243
 Less:  Provision for
 possible loan losses            312      390      351      210      200
                            -------- -------- -------- -------- --------
  Net income after provision
  for possible credit losses $10,408   $9,888   $8,569   $7,711   $7,043
                            -------- -------- -------- -------- --------
 Plus: Noninterest income     $1,026     $955     $819     $589     $568
 Less: Noninterest expense     6,951    6,421    5,917    5,073    4,933
                            -------- -------- -------- -------- --------
  Net noninterest expense    $(5,925) $(5,466) $(5,098) $(4,484) $(4,365)
                            -------- -------- -------- -------- --------
 Income before income taxes   $4,483   $4,422   $3,471   $3,227   $2,678
 Income tax expense            1,266    1,284      920      847      595
                            -------- -------- -------- -------- --------
  Net income                  $3,217   $3,138   $2,551   $2,380   $2,083
                            ======== ======== ======== ======== ========
PER SHARE DATA (1)
 Net income                   $58.51   $57.20   $46.44   $43.26   $37.83
 Cash dividends declared       17.25    13.50    11.75    10.75     9.75
 Book value (year end)        585.01   550.12   505.50   471.39   439.65

BALANCE SHEET DATA
Average balances:
 Total loans             $237,017  $206,422  $185,281  $162,850 $150,181
 Investment securities     44,397    33,428    30,345    26,328   25,128
 Assets                   295,478   261,136   228,174   199,367  184,970
 Deposits                 207,543   192,780   162,838   144,254  135,644
 Stockholders' equity      31,462    29,052    26,935    25,064   23,271
Year-end balances:
 Total loans             $256,625  $214,986  $199,559  $175,214 $156,072
 Allowance for possible
 credit losses              3,283     3,059     2,826     2,507    2,319
 Investment securities     44,891    44,909    31,826    28,620   25,650
 Assets                   321,393   282,184   251,674   213,714  196,877
 Deposits                 211,934   212,050   189,129   150,417  144,818
 Long-term debt            17,092    15,677     9,681     9,794    3,063
 Stockholders' equity      32,121    30,141    27,739    25,913   24,190
FINANCIAL RATIOS
 Return on average equity  10.23%    10.80%     9.47%     9.49%    8.95%
 Return on average assets   1.09%     1.20%     1.12%     1.19%    1.13%
 Net interest spread        3.06%     3.33%     3.28%     3.29%    3.24%
 Average equity to
  average assets           10.65%    11.13%    11.80%    12.57%   12.58%
 Allowance for credit
 losses to loans            1.28%     1.42%     1.42%     1.43%    1.49%

Dollars in thousands except per share data and financial ratios.

(1)  Adjusted to reflect 2-for-1 stock split effective July 1, 1997.

See Note 13 - Branch Acquisition of the Notes to Consolidated Financial Statements for information concerning a branch acquisition occurring during 1997.

                             PRESIDENT'S LETTER

TO OUR SHAREHOLDERS AND FRIENDS:

We are pleased to present the 1999 Annual Report of Denmark Bancshares, Inc. Your Company enjoyed another successful year with record earnings, as well as shareholders' equity.

Our semi-annual dividend of $9.00 per share to shareholders of record December 14, 1999, payable January 3, 2000, represented a 9% increase over the last semi-annual dividend and a 24% increase over the dividend paid in January 1999.

Your Bank, independent and locally owned, is dedicated to meeting the financial needs of local families, farmers and businesses. Your support directly helps the neighborhoods where our customers live and work, thereby strengthening our local economies.

On April 25, 2000, James  E. Renier, a dedicated and respected  member of our
Board of Directors,  will retire.   His knowledge  of the  financial services
industry will be missed.

As always, we appreciate your continued support as shareholders and ask that you continue to recommend our services to your friends, relatives and business associates.

Sincerely,

(signature of Darrell R. Lemmens)

Darrell R. Lemmens
Chairman of the Board

-----------------------------------------------------------------------------
                        INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
DENMARK BANCSHARES, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated statements of financial condition of Denmark Bancshares, Inc. and subsidiaries as of December 31, 1999, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted  our  audits  in  accordance  with generally  accepted  auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Denmark Bancshares, Inc. and subsidiaries as of December 31, 1999, 1998 and 1997, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.

WILLIAMS YOUNG, LLC

(signature of Williams Young)
Madison, Wisconsin
February 10, 2000

               CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             As of December 31,

                                  ASSETS
Assets                                   1999         1998          1997
                                    -------------  ------------ -----------
 Cash and due from banks              $9,503,948    $7,794,995   $7,019,405
 Federal funds sold                    3,505,000     8,417,000    7,112,000
 Investment Securities
  Available-for-sale, at fair value   20,500,622    25,074,309   14,686,550
    Held-to-maturity, at cost         24,389,906    19,834,609   17,139,353
                                    ------------   -----------  -----------
       Total Investment Securities   $44,890,528   $44,908,918  $31,825,903
 Loans less allowance for credit
  losses of $3,282,812,
  $3,058,618 and $2,825,921,
  respectively                       253,342,216   211,927,529  196,733,051
 Premises and equipment, net           4,110,927     3,343,253    3,277,168
 Accrued interest receivable           1,664,314     1,466,749    1,388,253
 Other assets                          4,376,273     4,326,031    4,318,200
                                    -------------  ------------ ------------
          TOTAL ASSETS              $321,393,206  $282,184,475 $251,673,980
                                    ============  ============ ============

                    LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
 Deposits
  Noninterest-bearing                $26,387,194   $27,168,398  $19,494,350
  Interest-bearing                   185,546,462   184,881,335  169,634,759
                                    -------------  ------------ ------------
       Total Deposits               $211,933,656  $212,049,733 $189,129,109

 Short-term borrowings                58,108,946    22,400,273   23,091,248
 Accrued interest payable              1,337,566     1,248,966    1,419,470
 Other liabilities                       794,128       668,138      614,076
 Long-term debt                       17,097,536    15,676,698    9,681,003
                                    -------------  ------------ ------------
       Total Liabilities            $289,271,832  $252,043,808 $223,934,906
                                    ------------  ------------ ------------
Stockholders' Equity
 Common stock, no par value,
 authorized 320,000 shares;
  issued 54,907, 54,789 and 54,875
  shares, excludes 433 shares in
  treasury in 1999, 551 shares in
  1998 and 465 shares in 1997        $10,030,869   $10,019,609  $10,100,237
 Paid in capital                         110,984        37,384       37,384
 Retained earnings                    22,318,876    20,050,609   17,653,233
 Accumulated other comprehensive income
  Unrealized (losses)
  gains on securities                   (339,355)       33,065      (51,780)
                                    -------------  ------------ ------------
      Total Stockholders' Equity     $32,121,374   $30,140,667  $27,739,074
                                    -------------  ------------ ------------
          TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY      $321,393,206  $282,184,475 $251,673,980
                                    ============  ============ ============
The accompanying notes are an integral part of these financial statements.

                     CONSOLIDATED STATEMENTS OF INCOME
                      For the Years Ended December 31,
                                        1999         1998          1997
                                    ----------- ------------ ------------
Interest Income
 Loans including fees               $19,487,591  $18,329,787  $16,208,761
 Investment securities:
  Taxable                             1,334,460      907,190      795,005
  Exempt from federal tax             1,416,724    1,304,176    1,274,558
 Interest on federal funds sold          80,134      509,430      184,817
                                    ----------- ------------ ------------
                                    $22,318,909  $21,050,583  $18,463,141
                                    ----------- ------------ ------------
Interest Expense
 Deposits                            $8,600,072   $8,632,510   $7,359,474
 Short-term borrowings                2,165,472    1,313,558    1,663,379
 Long-term debt                         833,131      826,415      519,907
                                    ----------- ------------ ------------
                                    $11,598,675  $10,772,483   $9,542,760
                                    ----------- ------------ ------------
  Net interest income               $10,720,234  $10,278,100   $8,920,381
Provision for Credit Losses             312,000      390,000      351,000
                                    ----------- ------------ ------------
  Net interest income after
    provision for credit losses     $10,408,234   $9,888,100   $8,569,381
                                    ----------- ------------ ------------
Other Income
 Service fees and commissions          $761,568     $785,480     $668,124
 Other                                  264,977      169,030      150,738
                                    ----------- ------------ ------------
                                     $1,026,545     $954,510     $818,862
                                    ----------- ------------ ------------
Other Expense
 Salaries and employee benefits      $4,396,780   $4,076,073   $3,663,764
 Occupancy expenses                     679,855      622,106      588,154
 Data processing expenses               437,146      325,464      319,806
 Other operating expenses             1,437,573    1,397,318    1,345,968
                                    ----------- ------------ ------------
                                     $6,951,354   $6,420,961   $5,917,692
                                    ----------- ------------ ------------
  Income before income taxes         $4,483,425   $4,421,649   $3,470,551
  Income tax expense                  1,266,042    1,283,988      919,982
                                    ----------- ------------ ------------
  NET INCOME                         $3,217,383   $3,137,661   $2,550,569
                                    =========== ============ ============
  EARNINGS PER COMMON SHARE              $58.51       $57.20       $46.44
                                    =========== ============ ============
The accompanying notes are an integral part of these financial statements.

                   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                Common Stock                                     Accumulated
                                           --------------------------                              Other
                                                                        Paid in   Retained      Comprehensive
                                            Shares         Amount       Capital   Earnings         Income       Total
                                           --------     -------------  --------- ------------    ----------  -------------
Balance, December  31, 1996                 54,972       $10,168,433    $37,384  $15,747,969      $(40,649)  $25,913,137
Comprehensive income
Net income                                                                         2,550,569                   2,550,569
Other comprehensive income, net of tax
  Change in unrealized (loss) on
  securities available-for-sale,
  net of applicable deferred income
  tax benefit of $3,113                                                                            (11,131)      (11,131)
                                                                                                             -------------
Total comprehensive income                                                                                    $2,539,438
Cash dividends, $11.75 per share                                                    (645,305)                   (645,305)
Treasury stock acquisitions                    (97)          (68,196)                                            (68,196)
                                            -------      ------------   -------  -----------     ---------   ------------
Balance, December  31, 1997                 54,875       $10,100,237    $37,384  $17,653,233      $(51,780)  $27,739,074
Comprehensive income
Net income                                                                         3,137,661                   3,137,661
Other comprehensive income, net of tax
  Change in unrealized gain on
  securities available-for-sale,
  net of applicable deferred income
  tax expense of $44,511                                                                            84,845        84,845
                                                                                                             -------------
Total comprehensive income                                                                                    $3,222,506
Cash dividends, $13.50 per share                                                    (740,285)                   (740,285)
Treasury stock acquisitions                   (86)           (80,628)                                            (80,628)
                                            -------      -----------    -------  -----------     ---------   ------------
Balance, December  31, 1998                 54,789       $10,019,609    $37,384  $20,050,609       $33,065   $30,140,667
Comprehensive income
Net income                                                                         3,217,383                   3,217,383
Other comprehensive income, net of tax
  Change in unrealized (loss) on
  securities available-for-sale,
  net of applicable deferred income
  tax benefit of $233,535                                                                         (372,420)     (372,420)
                                                                                                             ------------
Total comprehensive income                                                                                    $2,844,963
Cash dividends, $17.25 per share                                                    (949,116)                   (949,116)
Treasury stock sales                           296           214,112     73,600                                  287,712
Treasury stock acquisitions                   (178)         (202,852)                                           (202,852)
                                            -------      ------------   -------  -----------     ----------  ------------
BALANCE, DECEMBER 31, 1999                  54,907       $10,030,869   $110,984  $22,318,876     $(339,355)  $32,121,374
                                            =======      ===========   ========  ===========     ==========  ============

The accompanying notes are an integral part of these financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                       For the Years Ended December 31,
                                          1999          1998          1997
                                      ------------ ------------- -------------
Cash Flows from Operating Activities:
 Net income                             $3,217,383    $3,137,661   $2,550,569
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
 Depreciation                              362,598       325,717      321,966
 Provision for credit losses               312,000       390,000      351,000
 Amortization of intangibles               211,337       214,049      102,989
 Gain on sale of assets                     (5,690)            0            0
 Amortization of bond premium               31,026        42,634       57,711
 Accretion of bond discount               (467,320)     (594,330)    (629,379)
 Mortgage loans originated for sale     (6,327,955)  (19,858,729)  (2,952,367)
 Proceeds from sale of mortgage loans    6,717,811    19,671,533    2,917,469
 Increase in interest receivable          (197,565)      (78,496)    (235,022)
 Increase (decrease) in interest payable    88,600      (170,504)     489,796
 Other, net(net of acquisition of branch) (299,675)      (80,489)    (425,933)
                                      ------------- ------------- ------------
  Net Cash Provided by Operating
   Activities                           $3,642,550    $2,999,046   $2,548,799
                                      ------------- ------------- ------------
Cash Flows from Investing Activities:
 Maturities of held-to-maturity
  securities                            $1,322,195    $1,131,480   $1,222,807
 Maturities and sales of
  available-for-sale securities          5,404,827     4,369,888    2,511,201
 Purchase of held-to-maturity
  securities                            (5,426,913)   (3,281,981)    (180,000)
 Purchase of available-for-sale
  securities                            (1,448,195)  (14,621,350)  (6,202,804)
 Net cash received from acquisition
  of branch bank                                 0             0   13,786,977
 Federal funds sold, net                 4,912,000    (1,305,000)  (6,175,000)
 Proceeds from sale of foreclosed
  assets                                   302,505             0            0
 Net increase in loans made to
  customers (net of acquisition of
  branch)                              (42,116,544)  (15,597,282) (22,031,731)
 Capital expenditures (net of
  acquisition of branch)                (1,130,272)     (391,802)    (331,347)
                                      ------------ ------------- -------------
   Net Cash (Used) by Investing
    Activities                        $(38,180,397) $(29,696,047)$(17,399,897)
                                      ------------ ------------- -------------
Cash Flows from Financing Activities:
 Net increase in deposits (net of
  acquisition of branch)                 $(116,077)  $22,920,624  $19,633,264
 Purchase of treasury stock               (202,852)      (80,628)     (68,196)
 Sale of treasury stock                    287,712             0            0
 Dividends paid                           (851,495)     (672,125)    (618,433)
 Debt proceeds                          48,898,674    13,958,025   24,745,411
 Debt repayments                       (11,769,162)   (8,653,305) (27,885,497)
                                      ------------ ------------- -------------
  Net Cash Provided by Financing
   Activities                          $36,246,800   $27,472,591  $15,806,549
                                      ------------ ------------- -------------
 Net increase in cash and cash
  equivalents                           $1,708,953      $775,590     $955,451
 Cash and cash equivalents,
  beginning                              7,794,995     7,019,405    6,063,954
                                      ------------ ------------- -------------
  CASH AND CASH EQUIVALENTS, ENDING     $9,503,948    $7,794,995   $7,019,405
                                      ============ ============= =============
Noncash Investing Activities:
 Loans transferred to foreclosed
  properties                              $100,000      $200,000           $0
                                      ============ ============= =============
 Total increase (decrease) in
 unrealized loss on securities
  available-for-sale                      $605,955     $(129,356)     $14,244
                                      ============ ============= =============
The accompanying notes are an integral part of these financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DENMARK BANCSHARES, INC.
DECEMBER 31, 1999, 1998 AND 1997

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Denmark Bancshares, Inc. is a bank holding company as defined in the Bank Holding Company Act. As such, it exercises control over Denmark State Bank, Denmark Ag Credit Corporation and McDonald-Zeamer Insurance Agency, Inc. A majority of the Company's assets are held by Denmark State Bank.

Denmark State Bank, a wholly owned subsidiary of Denmark Bancshares, Inc., operates under a state bank charter, and provides full banking services to its customers. Denmark Investments Inc. is a wholly owned subsidiary of Denmark State Bank. The Company and its subsidiaries make agribusiness, commercial and residential loans to customers throughout the state, but primarily in eastern Wisconsin. The Company and its subsidiaries have a diversified loan portfolio, however, a substantial portion of their debtors' ability to honor their contract is dependent upon the agribusiness economic sector. The main loan and deposit accounts are fully disclosed in Notes 3 and 5. The significant risks associated with financial institutions include interest rate risk, credit risk, liquidity risk and concentration risk.

Basis of Consolidation

The  consolidated  financial  statements  include  the  accounts  of  Denmark
Bancshares, Inc.  and  its  subsidiaries.    All  intercompany  balances  and
transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates, such as the allowance for credit losses and accounting for the impairment of loans, are discussed specifically in the following sections of this footnote.

Investment Securities

Investment securities are designated as available-for-sale or held-to-maturity when purchased and remain in that classification until they are sold or mature. Debt and equity securities classified as available-for-sale are stated at estimated fair value, with unrealized gains and losses, net of any applicable deferred income taxes, reported as a separate component of stockholders' equity. As a result of the adjustment from amortized cost to fair value, stockholders' equity, net of applicable deferred income taxes, decreased by $339,355 as of December 31, 1999 and increased by $33,065 as of December 31, 1998 and decreased by $51,780 as of December 31, 1997. Debt securities classified as held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Realized gains or losses on dispositions are recorded in other operating income on the settlement date, based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.

Loans

Loans are reported at the principal amount outstanding, net of the allowance for credit losses. Interest on loans is calculated and accrued by using the simple interest method on the daily balance of the principal amount outstanding.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance. Interest income is recognized in the same manner described above for nonaccrual loans.

Allowance for Credit Losses

The allowance for credit losses is established through a provision for credit
losses charged  to expense.   Loans  are  charged against  the allowance  for
credit losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management
<PAGE 9>

believes will be adequate to absorb losses inherent in existing loans, based on evaluations of the collectibility and prior loss experience of
loans.   The Evaluations take into consideration  such  factors  as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, leases and commitments, and current and anticipated economic conditions that may affect the borrowers' ability to pay.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $1,526,250, $1,410,964 and $1,051,592 and interest paid was $11,521,032, $10,958,249 and $9,061,432 for the years ended December 31, 1999, 1998 and 1997, respectively.

Premises and Equipment

Premises and equipment owned are stated at cost less accumulated depreciation which is computed principally on the straight-line method over the estimated useful lives of the assets.

Income Taxes

Deferred income taxes are provided for timing differences between    items
of    income     or     expense   reported   in   the consolidated  financial
statements and those reported for income tax purposes  in accordance with FAS
109.

Treasury Stock

Treasury stock is shown at cost, and consists of 433, 551 and 465 shares, with a cost of $305,426, $316,686 and $236,058 as of December 31, 1999, 1998
and 1997, respectively.

Stock Split

In March 1997, the Board of Directors authorized a two-for-one common stock split to be implemented by a stock dividend of one share for each share outstanding to shareholders of record on June 17, 1997, payable on July 1, 1997. Accordingly, outstanding shares of common stock were increased from 27,482 to 54,964 shares. Since the common stock has no par value, there was no increase in the common stock account. References in the consolidated financial statements and notes with regard to per share and related data have been retroactively adjusted to give effect to the transaction.

Earnings per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year. The number of shares used in computing basic earnings per share is 54,992, 54,855 and 54,927 for the years ended December 31, 1999, 1998 and 1997, respectively.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

NOTE 2 - INVESTMENT SECURITIES
The amortized cost and estimated fair value of securities available-for-sale were as follows:
                                          December 31, 1999
                          -------------------------------------------------
                                          Gross      Gross      Estimated
                             Amortized  Unrealized Unrealized     Fair
                                Cost       Gains    (Losses)      Value
                          -------------  ---------  ---------  ------------
U.S. Government agencies    $13,497,261    $4,500         $0   $13,501,761
Mortgage-backed securities    9,167,589    59,692    (12,323)    9,214,958
FHLB stock                    1,045,800         0          0     1,045,800
Other securities                395,785         0          0       395,785
                          -------------  ---------  ---------  ------------
                            $21,054,708    $6,396  $(560,482)  $20,500,622
                          =============  =========  =========  ============

                                          December 31, 1998
                          -------------------------------------------------
                                          Gross      Gross      Estimated
                             Amortized  Unrealized Unrealized     Fair
                                Cost       Gains    (Losses)      Value
                          -------------  ---------  ---------  ------------
U.S. Government agencies    $13,497,261    $4,500         $0   $13,501,761
Mortgage-backed securities    9,167,589    59,692    (12,323)    9,214,958
FHLB stock                    1,045,800         0          0     1,045,800
Other securities              1,311,790         0          0     1,311,790
                          -------------  ---------  ---------  ------------
                            $25,022,440   $64,192   $(12,323)  $25,074,309
                          =============  =========  =========  ============

                                          December 31, 1997
                          -------------------------------------------------
                                           Goss      Gross      Estimated
                             Amortized  Unrealized Unrealized     Fair
                                Cost       Gains    (Losses)      Value
                          -------------  ---------  ---------  ------------
U.S. Government agencies     $2,743,758        $0   $(79,504)   $2,664,254
Mortgage-backed securities   10,688,122    34,820    (32,803)   10,690,139
FHLB stock                      921,700         0          0       921,700
Other securities                410,457         0          0       410,457
                          -------------  ---------  ---------  ------------
                            $14,764,037   $34,820  $(112,307)  $14,686,550
                          =============  =========  =========  ============

The amortized cost and estimated fair value of securities held-to-maturity were as follows:
                                          December 31, 1999
                          -------------------------------------------------
                                          Gross      Gross      Estimated
                             Amortized  Unrealized Unrealized     Fair
                                Cost       Gains    (Losses)      Value
                          -------------  ---------  ---------  ------------
State and local
governments                 $24,389,906  $670,792  $(436,048)  $24,624,650
                          -------------  ---------  ---------  ------------
                            $24,389,906  $670,792  $(436,048)  $24,624,650
                          =============  =========  =========  ============

                                          December 31, 1998
                          -------------------------------------------------
                                          Gross      Gross      Estimated
                             Amortized  Unrealized Unrealized     Fair
                                Cost       Gains    (Losses)      Value
                          -------------  ---------  ---------  ------------
State and local
governments                $19,834,609  $1,779,306    $(6,527) $21,607,388
                          -------------  ---------  ---------  ------------
                           $19,834,609  $1,779,306    $(6,527) $21,607,388
                          =============  =========  =========  ============

                                          December 31, 1997
                          -------------------------------------------------
                                          Gross      Gross      Estimated
                             Amortized  Unrealized Unrealized     Fair
                                Cost       Gains    (Losses)      Value
                          -------------  ---------  ---------  ------------
State and local
governments                $17,139,353  $1,684,339         $0  $18,823,692
                          -------------  ---------  ---------  ------------
                           $17,139,353  $1,684,339         $0  $18,823,692
                          =============  =========  =========  ============

The amortized cost and estimated fair values of securities at December 31, 1999, by maturity were as follows:

                                Securities                Securities
                            Available-for-Sale         Held-to-Maturity
                       -------------------------  -------------------------
                                       Estimated                 Estimated
                          Amortized      Fair        Amortized     Fair
Amounts Maturing            Cost         Value         Cost        Value
-----------------      ------------  -----------  -----------  ------------
Within one year            $701,075     $697,936     $506,970     $523,735
From one through five
years                    17,082,984   16,533,742    6,262,999    6,622,739
From five through ten
years                       464,864      463,159    7,183,473    7,359,806
After ten years                   0            0   10,436,464   10,118,370
Other securities (no
stated maturity)          2,805,785    2,805,785            0            0
                       ------------  -----------  -----------  ------------
                        $21,054,708  $20,500,622  $24,389,906  $24,624,650
                       ============  ===========  ===========  ============
Mortgage-backed  securities  are   allocated  according  to   their  expected
prepayments rather than their contractual maturities.

During 1999, available-for-sale  securities were sold  for total  proceeds of
$2,997,578.   There were  no significant  gross realized  gains or  losses in
1999.  No securities were sold during 1998 or 1997.

There were no significant concentrations of investments (greater than 10 percent of stockholders' equity) in any individual security issuer, except for securities issued by U.S. Government agencies and corporations.

Investment securities with an amortized cost of   $245,434 and estimated fair
value of   $243,572,  at December  31, 1999,  were pledged  to secure  public deposits and for other purposes required or permitted by law.

NOTE 3 - LOANS

Major categories of loans included in the loan portfolio are as follows:

                                                December 31,
                                -----------------------------------------
                                     1999          1998         1997
                                ------------- ------------- -------------
Commercial:
Agricultural                     $33,316,273   $30,700,423   $27,251,588
Other                             37,858,231    31,228,455    26,651,300
                                ------------- ------------- -------------
                                 $71,174,504   $61,928,878   $53,902,888
                                ------------- ------------- -------------
Real estate:
Agricultural                     $22,156,129   $20,068,369   $18,227,821
Commercial                        52,964,149    39,972,450    35,787,187
Residential                       90,913,047    75,303,134    74,361,516
                                ------------- ------------- -------------
                                $166,033,325  $135,343,953  $128.376.524
                                ------------- ------------- -------------
Installment                      $18,552,100   $16,927,234   $16,623,280
                                ------------- ------------- -------------
Unsecured loans                     $865,099      $786,082      $656,280
                                ------------- ------------- -------------
Total loans receivable          $256,625,028  $214,986,147  $199,558,972
Allowance for credit losses       (3,282,812)   (3,058,618)   (2,825,921)
                                ------------- ------------- -------------
NET LOANS RECEIVABLE            $253,342,216  $211,927,529  $196,733,051
                                ============= ============= =============

Final loan maturities and rate sensitivity of the loan portfolio, excluding unsecured loans, at December 31, 1999, are as follows:

                                   Within     One -       After
(In thousands)                    One Year  Five Years  Five Years   Total
                                  ---------  ---------  ---------  ---------
Commercial and installment         $64,781    $24,267       $679    $89,727
Real estate                        139,369     26,039        625    166,033
                                  ---------  ---------  ---------  ---------
TOTAL                             $204,150    $50,306     $1,304   $255,760
                                  =========  =========  =========  =========
At December 31, 1999, loans with a maturity greater than one year with a variable interest rate totaled $1,165,854.

Other real estate owned represents real estate of which the Company has taken control in partial or total satisfaction of loans. Other real estate owned is carried at the lower of cost or fair value, less estimated costs to sell. Losses at the time property is classified as other real estate owned are charged to the allowance for loan losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are charged to expense. Other real estate owned, which is included in other assets, totaled $200,000 at December 31, 1998. There was no other real estate owned at year end 1999 or 1997.

Nonaccrual loans totaled $7,835,123,  $3,937,112 and  $4,667,707  at December
31, 1999,  1998 and  1997, respectively.   The  reduction in  interest income
associated with nonaccrual loans is as follows:

                                               Year Ended December 31,
                                           -------------------------------
                                             1999       1998       1997
                                           ---------  ---------  ---------
Income in accordance with
     original loan terms                   $733,461   $500,187   $503,313
Income recognized                          (507,687)  (576,326)  (459,611)
                                           ---------  ---------  ---------
REDUCTION (INCREASE) IN INTEREST INCOME    $225,774   $(76,139)   $43,702
                                           =========  =========  =========

Information concerning  the  Company's investment  in  impaired  loans is  as follows:
                                               Year Ended December 31,
                                         ----------------------------------
                                             1999       1998       1997
                                         ----------  ----------  ----------
Total investment in impaired loans       $6,533,918  $2,633,527  $3,425,149
Loans not requiring an allowance          5,302,854   1,596,276   2,717,153
Loans requiring a related allowance       1,231,064   1,037,251     707,996
Related allowance                          (343,245)   (166,814)   (106,505)
Average investment in impaired loans
during the year                           5,435,962   2,540,253   3,495,193
Interest income recognized on a cash
basis                                       251,230     283,635     299,628

Changes in the allowance for credit losses were as follows:

                                               Year ended December 31,
                                         ----------------------------------
                                             1999       1998       1997
                                         ----------- ---------- -----------
Balance - beginning of year               $3,058,618 $2,825,921  $2,506,728
Charge-offs                                 (150,329)  (219,673)    (60,582)
Recoveries                                    62,523     62,370      28,775
Provision charged to operations              312,000    390,000     351,000
                                         ----------- ---------- -----------
BALANCE - END OF YEAR                     $3,282,812 $3,058,618  $2,825,921
                                         =========== ========== ===========

NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

                                                    December 31,
                                        -----------------------------------
                                             1999       1998       1997
                                        ------------ ---------- -----------
Land                                      $541,241     $530,519    $508,220
Buildings and improvements               3,383,374    3,355,207   3,188,505
Furniture and fixtures                   2,939,304    2,448,402   2,273,820
Construction in progress                   550,793            0           0
                                        -----------  ----------  ----------
                                        $7,414,712   $6,334,128  $5,970,545
Less:  Accumulated depreciation         (3,303,785)  (2,990,875) (2,693,377)
                                        -----------  ----------  ----------
NET                                     $4,110,927   $3,343,253  $3,277,168
                                        ===========  ==========  ==========

As of December 31, 1999, there were approximately $400,000 of commitments outstanding to complete construction in progress.

NOTE 5 - INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following:

                                                December 31,
                                ------------------------------------------
                                      1999          1998          1997
                                -------------  ------------  -------------
NOW accounts                      $12,610,990   $12,831,148   $10,394,916
Savings accounts                   15,505,764    16,360,946    17,035,713
Money market accounts              57,726,080    51,461,772    40,450,756
Certificates of deposit            71,691,449    77,424,423    81,309,850
Time deposit open accounts         28,012,179    26,803,046    20,443,524
                                -------------  ------------  -------------
TOTAL                            $185,546,462  $184,881,335  $169,634,759
                                =============  ============  =============

The following table shows the maturity distribution of certificates of deposit and time deposit open accounts:
                                              December 31,
                                     -----------------------------
(In thousands)                         1999       1998       1997
                                     -------   --------   --------
Within one year                      $56,430    $72,041    $76,050
One to two years                      37,394     26,564     21,920
Two to three years                     4,150      3,381      2,345
Three to four years                    1,463      1,355        744
Over four years                          267        886        694
                                     -------   --------   --------
TOTAL                                $99,704   $104,227   $101,753
                                     =======   ========   ========

Certificates of deposit and time deposit open accounts issued in amounts of $100,000 or more totaled $20,306,581, $24,369,361 and $22,448,045, at
December 31, 1999, 1998 and 1997, respectively.

NOTE 6 - SHORT-TERM BORROWINGS

The following table is a summary of short-term borrowings:

                                                 December 31,
                                    ---------------------------------------
                                       1999          1998          1997
                                    -----------  ------------  ------------
Federal Home Loan Bank advances     $31,200,000            $0            $0
Notes payable                        26,908,946    22,400,272    22,791,248
U.S. Treasury demand notes                    0             0       300,000
                                    -----------  ------------  ------------
  TOTAL SHORT-TERM BORROWINGS       $58,108,946   $22,400,272   $23,091,248
                                    ===========  ============  ============

As of December 31, 1999, the Company had $14,091,054 of unused lines of credit with banks to be drawn upon as needed. Federal Home Loan Bank advances are secured by residential mortgages and have fixed and adjustable rates ranging from 4.74% to 6.50% as of December 31, 1999. Notes payable are secured by agricultural loans, Denmark State Bank and Denmark Ag Credit Corporation stock and have variable interest rates ranging from 6.01% to 8.19% as of December 31, 1999.

NOTE 7 - LONG-TERM DEBT

Long-term debt consisted of the following:
                                                   December 31,
                                     --------------------------------------
                                           1999         1998        1997
                                     ------------  ------------  ----------
Note dated  in 1999, with Federal
Home Loan Bank of Chicago, monthly
interest due at an annual rate of
5.71%, principal due and payable
every 90 days or final maturity
December 30, 2004.                     $5,000,000           $0           $0

Note dated  in 1999, with Federal
Home Loan Bank of Chicago, monthly
interest due at a variable rate
which changes monthly, principal
due and payable on call date
October 29,2000 or every quarter
thereafter or final maturity
October 29, 2004.                       5,000,000            0            0

Note dated  in 1998, with Federal
Home Loan Bank of Chicago, monthly
interest due at an annual rate of
4.80%, principal due and payable on
call date April 6, 1999 or final
maturity April 6, 2008.                         0    5,000,000            0

Note dated  in 1998, with Federal
Home Loan Bank of Chicago, monthly
interest due at an annual rate of
5.05%, principal due and payable on
call date January 20, 2001 or final
maturity January 20, 2008.              4,000,000    4,000,000            0

Note dated  in 1997, with Federal
Home Loan Bank of Chicago, monthly
interest due at an annual rate of
5.96%, principal due and payable
December 30, 2002.                      3,000,000    3,000,000    3,000,000

Note dated  in 1996, with Federal
Home Loan Bank of Chicago, monthly
interest due at an annual rate of
5.94%, principal due and payable
March 18, 1998.                                 0            0    3,000,000

Note dated  in 1996, with Federal
Home Loan Bank of Chicago, monthly
interest due at an annual rate of
6.02%, principal due and payable
December 27, 1999.                              0    2,200,000    2,200,000

Note dated  in 1996, with Federal
Home Loan Bank of Chicago, monthly
interest due at an annual rate of
6.51%, principal payments in the
amounts of $94,000, $79,000, $83,000
and $1,118,500 due and payable
December 27, 2003, 2007, 2010 and
2011, respectively.                             0    1,374,500    1,374,500

Note  dated in 1996, interest rate of
8%, principal payment in the amount
of $20,000 due January 2, 1997.
Remaining balance due in eleven
installments of $3,500 through 1997,
then monthly installments of $1,092
through 2011.                              97,536      102,198      106,503
                                     ------------  ------------  ----------
  TOTAL LONG-TERM DEBT                $17,097,536  $15,676,698   $9,681,003
                                     ============  ============  ==========
The notes payable to Federal Home Loan Bank of Chicago are secured by residential mortgages. Long-term debt has aggregate maturities for the five
years 2000  through  2004  as follows:    $5,049  in  2000, $5,468  in  2001,
$3,005,922 in 2002, $6,413 in 2003 and $10,006,946 in 2004.

NOTE 8 - INCOME TAXES

The provision for income taxes in the consolidated statement of income is as follows:
(In thousands)                          1999        1998        1997
                                      --------    --------    --------
Current:     Federal                   $1,162      $1,128        $865
             State                        281         252         206
                                      --------    --------    --------
                                       $1,443      $1,380      $1,071
                                      --------    --------    --------
Deferred:    Federal                    $(137)       $(83)      $(117)
             State                        (40)        (13)        (34)
                                      --------    --------    --------
                                        $(177)       $(96)      $(151)
                                      --------    --------    --------
TOTAL PROVISION FOR INCOME TAXES       $1,266      $1,284        $920
                                      ========    ========    ========

Applicable income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate for the reasons noted in the table below:

                                   1999           1998             1997
                              ------------   -------------    -------------
(In thousands)                Amount     %   Amount      %    Amount      %
                              ------  ----   ------   ----    ------   ----
Tax at statutory federal
income tax rate               $1,524   34%   $1,503    34%    $1,180    34%
Increase (decrease) in tax
resulting  from:
Tax-exempt income               (431) (10)     (396)   (9)      (388)  (11)
State income tax, net of
federal tax benefit              158    4       157     3        113     3
Other, net                        15    1        20     1         15     1
                              ------  ----   ------   ----    ------   ----
APPLICABLE INCOME TAXES       $1,266   29%   $1,284    29%      $920    27%
                              ======  ====   ======   ====    ======   ====

Other assets in the accompanying statements of financial condition include the following amounts of deferred tax assets and deferred tax liabilities:

(In thousands)                                     1999     1998      1997
                                                 ------   ------    ------
Deferred tax assets:
Allowance for credit losses                      $1,219   $1,137    $1,039
Unrealized losses on
available-for-sale securities                       215        0        25
State tax net operating loss carryforward            94       88        87
Interest receivable on nonaccrual loans             121       34        79
Other                                                31       19        22
                                                 ------   ------    ------
Gross deferred tax assets                        $1,680   $1,278    $1,252
Valuation allowance                                 (94)     (88)      (87)
                                                 ------   ------    ------
Total deferred tax assets                        $1,586   $1,190    $1,165
                                                 ------   ------    ------
Deferred tax liabilities:
Accumulated depreciation on fixed assets           $127     $123      $134
State income taxes                                   87       76        65
Unrealized gains on available-for-sale
securities                                            0       19         0
Accretion                                             7        8        46
                                                 ------   ------    ------
Total deferred tax liabilities                     $221     $226      $245
                                                 ------   ------    ------
  NET DEFERRED TAX ASSET                         $1,365     $964      $920
                                                 ======   ======    ======

NOTE 9 - EMPLOYEE BENEFIT PLANS
The Company has a 401(k) profit sharing plan and a money purchase pension plan. The plans essentially cover all employees who have been employed over one-half year, and are at least twenty and one-half years old. Provisions of the 401(k) profit sharing plan provide for the following:

   * Participating employees may annually contribute up to 10% of their compensation.

   * The Company will contribute 50% of each employee contribution up to a maximum Company contribution of 2%. Employee contributions above 4% do not receive any matching contribution.

   * The Company may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 4% for 1999, 1998 and 1997.

In addition, the money purchase plan generally provides for employer contributions of 4% of each participant's compensation.

The Company provides no post retirement benefits to employees except for the 401(k) profit sharing plan and the money purchase pension plan discussed above which are currently funded. The Company expensed contributions of $324,854, $313,788 and $275,509 for the years 1999, 1998 and 1997, respectively.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF - BALANCE SHEET RISK

The Company and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of those instruments reflect the extent of involvement the Company and its subsidiaries have in particular classes of financial instruments.

The exposure of the Company and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. The Company and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. The Company and its subsidiaries require collateral or other security to support financial instruments with credit risk.

                                                 Contract or
                                               Notional Amount    Secured
(In thousands)                                December 31, 1999   Portion
                                              -----------------  ---------
Financial instruments whose contract
amounts represent credit risk:
 Commitments to extend credit                           $24,846    $18,927
 Standby letters of credit
  and financial guarantees written                        1,024      1,024

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

Federal funds sold to correspondent banks are not insured.

NOTE 11 - RELATED PARTY TRANSACTIONS

At December 31, 1999, 1998 and 1997 certain Company subsidiary executive officers, directors and companies in which they have a ten percent or more beneficial interest, were indebted to the Company and its subsidiaries in the amounts shown below. All such loans were made in the ordinary course of business and at rates and terms similar to those granted other borrowers.

                                  December 31,              1999
                               ---------------   ---------------------------
                                                   New              Ending
(In thousands)                   1997     1998    Loans   Payments  Balance
                               ------   ------   ------   --------  --------

Aggregate related party loans  $1,360   $1,459   $1,653    $(347)    $2,765
                               ======   ======   ======   ========  ========

NOTE 12 - PARENT COMPANY ONLY INFORMATION

Following, in a condensed form, are parent company only statements of financial condition, statements of income and cash flows of Denmark Bancshares, Inc. for the years 1999, 1998 and 1997. The financial information contained in this footnote is to be read in association with the preceding accompanying notes to the consolidated financial statements.

                          DENMARK BANCSHARES, INC.
                      Statements of Financial Condition
                                                     December 31,
                                             --------  --------  --------
(In thousands)                                 1999      1998       1997
                                             --------  --------  --------
Assets
Cash in banks                                 $1,004      $695    $1,074
Investment
Banking subsidiary                            23,675    22,280    19,524
Nonbanking subsidiaries                        5,489     4,894     4,334
Real estate loans (less
allowance for credit losses
of $61, $61 and $61, respectively)               358       580     1,103
Fixed assets (net of depreciation
of $1,374, $751 and $633)                      2,980     2,078     2,021
Other assets                                      69        49        50
                                             --------  --------  --------
TOTAL ASSETS                                 $33,575   $30,576   $28,106
                                             ========  ========  ========
Liabilities
Accrued expenses                                 $59       $38       $38
Dividends payable                                495       397       329
Note payable - unrelated bank                    900         0         0
                                             --------  --------  --------
Total Liabilities                             $1,454      $435      $367
                                             --------  --------  --------
Stockholders' Equity
Common stock                                 $10,031   $10,020   $10,100
Paid-in capital                                  110        37        37
Retained earnings                             22,319    20,051    17,654
Accumulated other comprehensive income
Unrealized (losses) gains on securities         (339)       33       (52)
                                             --------  --------  --------
Total Stockholders' Equity                   $32,121   $30,141   $27,739
                                             --------  --------  --------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                         $33,575   $30,576   $28,106
                                             ========  ========  ========

                           DENMARK BANCSHARES,INC.
                            Statements of Income
                                                  For the Years Ended
                                                      December 31,
                                             --------  --------  --------
(In  thousands)                                 1999      1998      1997
                                             --------  --------  --------
Income
Interest income from loans                       $36       $72       $96
Other interest income                             19        35        18
Dividend income from banking subsidiary        1,000         0     1,500
Rental income from banking subsidiary            232       207       165
Rental income from nonbanking subsidiar            9         9         6
                                             --------  --------  --------
Total Income                                  $1,296      $323    $1,785
                                             --------  --------  --------
Expenses
Management fees to banking subsidiary           $120      $120      $120
Interest expense                                  26         0         0
Depreciation                                     138       118       111
Other operating expenses                         153       146       127
                                             --------  --------  --------
Total Expenses                                  $437      $384      $358
                                             --------  --------  --------
Income (loss) before income taxes and
undistributed income of subsidiaries            $859      $(61)   $1,427
Income tax (benefit) expense                     (36)       (7)      (16)
                                             --------  --------  --------
Income (Loss) Before Undistributed
Income of Subsidiaries                          $895      $(54)   $1,443
Equity in Undistributed Income of Subsidiaries
Banking subsidiary                             1,767     2,671       627
Nonbank subsidiaries                             555       521       481
                                             --------  --------  --------
NET INCOME                                    $3,217    $3,138    $2,551
                                             ========  ========  ========

                          DENMARK BANCSHARES, INC.
                          Statements of Cash Flows
                                                   For the Years Ended
                                                       December 31,
                                             ----------------------------
(In thousands)                                  1999      1998      1997
                                             --------  --------  --------
Cash Flows from Operating Activities:
Net Income                                    $3,217    $3,138    $2,551
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation                                     138       118       111
Equity (earnings) of  banking subsidiary      (2,767)   (2,671)   (2,127)
Equity (earnings) of nonbanking subsidiaries    (555)     (521)     (481)
Dividend from banking subsidiary               1,000         0     1,500
(Increase) decrease in other assets              (21)        2       (12)
Increase in accrued expenses                      21         1         9
                                             --------  --------  --------
  Net Cash Provided by
  Operating Activities                        $1,033       $67    $1,551
                                             --------  --------  --------
Cash Flows from Investing Activities:
Investment in nonbanking subsidiary             $(40)     $(40)     $(40)
Capital expenditures                          (1,040)     (175)     (348)
Net decrease in real estate loans                222       522       160
                                             --------  --------  --------
  Net Cash (Used) Provided by
  Investing Activities                         $(858)     $307     $(228)
                                             --------  --------  --------
Cash Flows from Financing Activities:
Debt proceeds                                   $900        $0        $0
Treasury stock proceeds                          288         0         0
Treasury stock purchases                        (203)      (81)      (68)
Dividends paid                                  (851)     (672)     (619)
                                             --------  --------  --------
  Net Cash Provided (Used) by
  Financing Activities                          $134     $(753)    $(687)
                                             --------  --------  --------
Net Increase (Decrease) in Cash                 $309     $(379)     $636
Cash, beginning                                  695     1,074       438
                                             --------  --------  --------
CASH, ENDING                                  $1,004      $695    $1,074
                                             ========  ========  ========
Supplemental Disclosure:
Income taxes paid                               $(21)     $(5)     $(13)
                                             ========  ========  ========

NOTE 13 -  BRANCH ACQUISITION
On August 4, 1997, the Company purchased the assets and assumed the liabilities of the Reedsville Branch of M&I Bank Northeast. M&I Bank Reedsville Branch was engaged in full banking services. The results of operations of the Reedsville Branch are included in the accompanying financial statements since the date of acquisition. Through the acquisition of the Reedsville Branch the Company purchased loans of $2,309,712, purchased premises and equipment of $307,250, assumed deposits of $19,079,143 and other liabilities net of other assets of $210,662, resulting in the Company receiving cash of $13,786,977. For the assumption of the deposits a premium of $2,885,866 was paid. The premium is being amortized using the straight line method over 15 years. The amortization expense charged to operations for 1999, 1998 and 1997 was $192,391, $192,391 and $80,163,
respectively.

M&I Bank did not maintain separate and complete branch accounting records for the Reedsville Branch, therefore prior year results of operations have not been disclosed.

NOTE 14 -  SUBSEQUENT EVENT
The Company issued options to employees to purchase 267 common shares after December 31, 1999, which, had it taken place during fiscal 1999, it would have changed the number of shares used in the computation of earnings per share.

NOTE 15 -  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments
-------------------------------
For cash and short-term investments, the carrying amount is a reasonable estimate of fair value.

Investment Securities
---------------------
For securities held for investment purposes and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable
----------------
The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities
-------------------
The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings
----------
Rates currently available to the bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit, Standby Letters of Credit, and Financial Guarantees Written
----------------------------------------------------------------------------
The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The estimated  fair values  of  the Company's  financial  instruments are  as follows:
                                             December 31, 1999
                                            --------------------
                                            Carrying      Fair
(In thousands)                               Amount       Value
                                            --------    --------
Financial Assets
Cash and short-term investments              $13,009     $13,009
Investment securities                         44,891      45,125
Loans                                        256,625     253,184
Less:   Allowance for credit losses           (3,283)          -
                                            --------    --------
TOTAL                                       $311,242    $311,318
                                            ========    ========
Financial Liabilities
Deposits                                    $211,934    $212,193
Borrowings                                    75,206      74,768
                                            --------    --------
TOTAL                                       $287,140    $286,961
                                            ========    ========
Unrecognized Financial Instruments
Commitments to extend credit                 $24,846     $24,846
Standby letters of credit and financial
guarantees written                             1,024       1,024
                                            --------    --------
TOTAL                                        $25,870     $25,870
                                            ========    ========

NOTE 16 -  REGULATORY MATTERS
The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well-capitalized under
the regulatory framework for prompt corrective action.   To be categorized as
well-capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.
The Company's actual capital amounts and ratios are also presented in the table below:


                                                                              To Be Well
                                                                                     Capitalized
                                                                  For Capital        Under Prompt
                                                                    Adequacy          Corrective
                                                 Amount             Purposes:     Action Provisions:
                                           ------------------ ------------------ -------------------
                                              Amount   Ratio     Amount   Ratio     Amount    Ratio
                                           ----------- ------ ----------- ------ ----------- -------
As of December 31, 1999:
Denmark Bancshares, Inc.
Total Capital (to Risk-Weighted Assets)    $32,557,936 14.6%  $17,832,980 >8.0%  $22,291,225 >10.0%
Tier 1 Capital (to Risk-Weighted Assets)   $29,765,404 13.4%   $8,916,490 >4.0%  $13,374,735 > 6.0%
Tier 1 Capital (to Average Assets)*        $29,765,404  9.6%  $12,372,077 >4.0%  $15,465,096 > 5.0%

Denmark State Bank
Total Capital (to Risk-Weighted Assets)    $23,944,069 12.7%  $15,062,635 >8.0%  $18,828,293 >10.0%
Tier 1 Capital (to Risk-Weighted Assets)   $21,585,054 11.5%   $7,531,317 >4.0%  $11,296,976 > 6.0%
Tier 1 Capital (to Average Assets)*        $21,585,054  7.8%  $11,018,701 >4.0%  $13,773,376 > 5.0%

As of December 31, 1998:
Denmark Bancshares, Inc.
Total Capital (to Risk-Weighted Assets)    $29,570,127 15.6%  $15,122,148 >8.0%  $18,902,685 >10.0%
Tier 1 Capital (to Risk-Weighted Assets)   $27,198,701 14.4%   $7,561,074 >4.0%  $11,341,611 > 6.0%
Tier 1 Capital (to Average Assets)*        $27,198,701 10.0%  $10,853,491 >4.0%  $13,566,864 > 5.0%

Denmark State Bank
Total Capital (to Risk-Weighted Assets)    $21,619,907 13.6%  $12,746,790 >8.0%  $15,933,488 >10.0%
Tier 1 Capital (to Risk-Weighted Assets)   $19,620,895 12.3%   $6,373,395 >4.0%   $9,560,093 > 6.0%
Tier 1 Capital (to Average Assets)*        $19,620,895  8.1%   $9,662,781 >4.0%  $12,078,476 > 5.0%

As of December 31, 1997:
Denmark Bancshares, Inc.
Total Capital (to Risk-Weighted Assets)    $26,791,631 15.8%  $13,535,678 >8.0%  $16,919,597 >10.0%
Tier 1 Capital (to Risk-Weighted Assets)   $24,667,904 14.6%   $6,767,839 >4.0%  $10,151,758 > 6.0%
Tier 1 Capital (to Average Assets)*        $24,667,904 10.1%   $9,741,088 >4.0%  $12,176,359 > 5.0%

Denmark State Bank
Total Capital (to Risk-Weighted Assets)    $18,503,599 13.3%  $11,153,959 >8.0%  $13,942,448 >10.0%
Tier 1 Capital (to Risk-Weighted Assets)   $16,752,896 12.0%   $5,576,979 >4.0%   $8,365,469 > 6.0%
Tier 1 Capital (to Average Assets)*        $16,752,896  7.8%   $8,552,535 >4.0%  $10,690,669 > 5.0%

*Average assets are based on the most recent quarter's adjusted average total assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("Company"), is intended as a review of significant factors affecting the Company's consolidated results of operations during the three-year period ended December 31, 1999, and the Company's consolidated financial condition at the end of each year during this period. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes, and the "SELECTED FINANCIAL DATA" presented elsewhere in this report. The Company's subsidiaries are the Denmark State Bank ("Bank"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

RESULTS OF OPERATIONS
---------------------
The following table sets forth certain items of income and expense as well as period-to-period percentage increases (decreases) for the Company on a consolidated basis during the most recent three fiscal years:
                                                              Percent
                                                              Increase
                                                             (Decrease)
                                 1999      1998     1997  1999/98  1998/97
(In thousands)                 -------   -------  ------- -------  -------
Interest income                $22,319   $21,050  $18,463    6.0%   14.0%
Interest expense                11,599    10,772    9,543    7.7    12.9
Net interest income             10,720    10,278    8,920    4.3    15.2
Provision for credit losses        312       390      351  (20.0)   11.1
Noninterest income               1,026       955      819    7.4    16.6
Noninterest expense              6,951     6,421    5,917    8.3     8.5
Net income                       3,217     3,138    2,551    2.5    23.0

Earnings Performance
--------------------
The Company recorded net income of $3,217,383 in 1999. This represents an increase of $79,722 or 2.5% compared to 1998 earnings. The increase in net income is primarily attributable to higher interest income and noninterest income which increased by $1,268,326 and $72,035 respectively, and a lower provision for loan losses which decreased by $78,000. These items more than offset higher interest expense and noninterest expenses which increased by $826,192 and $530,393 respectively. The increase in interest income was the result of higher average earning assets. Average earning assets increased by $33.6 million during 1999 compared to 1998. Loan growth accounted for much of this increase as average loans increased by $30.6 million or 14.8%. The increase in interest expenses was the result of higher average interest-bearing liabilities. Average interest-bearing liabilities increased by $29.4 million during 1999 compared to 1998. The increase in noninterest expenses is primarily attributable to increases in salaries and employee benefits expense which increased $320,707 or 7.9% compared to 1998, and higher data processing expense which increased by $111,682 or 34% higher than 1998.

The increase in net income in 1999 followed an increase of $587,092 or 23.0% in 1998 compared to 1997 earnings. The increase in net income was primarily attributable to higher net interest income and noninterest income which increased by $1,357,719 and $135,648 respectively. These items more than offset higher noninterest expenses and higher income taxes which increased by $503,269 and $364,006 respectively. The increase in net interest income was primarily the result of higher average earning assets. Average earning assets increased by $30.3 million during 1998 compared to 1997. Loan growth accounted for much of this increase as average loans increased by $21.1million or 11.4%. The increase in noninterest expenses is primarily attributable to increases in salaries and employee benefits expense which
increased $412,309 or 11.2% compared to 1997.   Net income for 1997 includes
five months of operations for the Reedsville Branch

On a per share basis, net income was $58.51 in 1999 compared with $57.20 in 1998 and $46.44 in 1997. Return on average assets for the Company was 1.09% in 1999 compared to 1.20% in 1998 and 1.12% in 1997. Return on average equity in 1999 was 10.23% compared to 10.80% and 9.47% in 1998 and 1997 respectively.

Net Interest Income
-------------------
Net interest income is the largest component of the Company's operating income. Net interest income represents the difference between interest income on earning assets, such as loans and securities, and the interest expense on deposits and other borrowed funds. Net interest income is affected by fluctuations in interest rates and by changes in the volume of earning assets and interest bearing liabilities outstanding.

The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

                                    Year Ended December 31,
                     --------------------------------------------------
                                  1999                     1998
                     --------------------------- ----------------------
                                Increase                Increase
                           (Decrease) Due to        (Decrease) Due to
                               Change In                Change In
                     --------------------------- ----------------------
(In thousands)         Average  Average   Total  Average Average Total
                       Balance    Rate    Change Balance  Rate   Change
                     --------- ---------- ------ ------ -------- ------
Interest income:
  Loans                $2,717    $(1,559) $1,158  $1,850    $272  $2,122
  Taxable securities      493        (66)    427     129     (17)    112
  Nontaxable
  securities              207        (94)    113      68     (38)     30
  Federal funds sold     (423)        (7)   (430)    337     (13)    324
                     --------- ---------- ------ ------ --------  ------
Total interest income  $2,994    $(1,726) $1,268  $2,384    $204  $2,588
                     --------- ---------- ------ ------ --------  ------
Interest expense:
  NOW accounts            $31        $(1)    $30     $42      $2     $44
  Savings accounts        (14)       (30)    (44)      3      (9)     (6)
  Money market accounts   451       (202)    249     562      (3)    559
  Certificates and
   other time deposits     98       (366)   (268)    621      55     676
  Other borrowed funds    984       (125)    859      40     (83)    (43)
                     --------- ----------  ------ ------ --------  ------
Total interest expense $1,550      $(724)   $826  $1,268    $(38) $1,230
                     --------- ----------  ------ ------ --------  ------
Net interest income    $1,444    $(1,002)   $442  $1,116    $242  $1,358
                     ========= ==========  ====== ====== ======== ======
For purposes of the above table, changes which are not due solely to volume or rate have been allocated to rate.

Net interest income increased 4.3% or $442,134 from 1998 to 1999. The increase is primarily attributable to higher average earning assets which generated additional interest income of $2,993,675. Average earning assets
increased by $33.6 million or 13.5% during 1999 compared to 1998.   The yield
on earning assets fell from 8.44% during 1998 to 7.89% during 1999. The net effect of higher earning assets and the lower yield, which resulted in a decrease of $1,725,350 in interest income, was an increase of $1,268,326 in total interest income in 1999 compared to 1998. The increase in interest income more than offset the increased interest expense of $826,192 resultingprimarily from higher average interest-bearing liabilities. Average interest-bearing liabilities increased by $29.4 million or 13.9% during 1999. The cost of funds fell from 5.11% during 1998 to 4.83% during 1999. The Company's net interest income spread fell from 3.33% in 1998 to 3.06% during 1999. Net interest income spread is the difference between the average yield earned on assets and the average rate incurred on liabilities.

Net interest income increased 15.2% or $1,357,719 from 1997 to 1998. The increase was primarily attributable to higher average earning assets which generated additional interest income of $2,383,662. Average earning assets increased by $30.3 million or 13.8% during 1998 compared to 1997. The increase in interest income more than offset the increased interest expense of $1,229,723 resulting primarily from higher average interest-bearing liabilities. Average interest-bearing liabilities increased by $25.6 million or 13.8% during 1998.

The Company's consolidated average statements of financial condition, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are:

                                            1999                          1998                        1997
                                ----------------------------- ---------------------------- ---------------------------
(In thousands)                   Average     Income   Average   Average   Income   Average  Average    Income  Average
                                  Daily       and     Yield or  Daily       and   Yield or   Daily      and    Yield or
                                 Balance     Expense    Rate    Balance   Expense   Rate    Balance   Expense    Rate
                                ----------  ---------- -------- --------- -------- --------- -------- --------- --------
ASSETS
Interest-earning assets:
 Taxable loans                   $236,517    $19,460    8.23%  $206,080   $18,310   8.88%   $184,964  $16,190    8.75%
 Nontaxable loans                     500         28    5.60%       342        20   5.85%        317       19    5.99%
                                 --------    -------    -----  --------   -------   -----   --------  --------   -----
  Total Loans                    $237,017    $19,488    8.22%  $206,422   $18,330   8.88%   $185,281  $16,209    8.75%
                                 --------    -------    -----  --------   -------   -----   --------  -------    -----
 Taxable securities               $22,764     $1,334    5.86%   $14,749      $907   6.15%    $12,688     $795    6.27%
 Nontaxable securities             21,633      1,417    6.55%    18,673     1,304   6.98%     17,731    1,274    7.19%
                                 --------    -------    -----  --------   -------   -----   --------  -------    -----
  Total Securities                $44,397     $2,751    6.20%   $33,422    $2,211   6.62%    $30,419   $2,069    6.80%
                                 --------    -------    -----  --------   -------   -----   --------  -------    -----
 Federal funds sold                $1,626        $80    4.92%    $9,563      $509   5.32%     $3,385     $185    5.47%
                                 --------    -------    -----  --------   -------   -----   --------  -------    -----
  Total Earning Assets           $283,040    $22,319    7.89%  $249,407   $21,050   8.44%   $219,085  $18,463    8.43%
                                 --------    -------    -----  --------   -------   -----   --------  -------    -----
Noninterest-earning assets:
 Cash and due from banks           $6,245                        $5,579                       $4,825
 Allowance for credit losses       (3,222)                       (2,951)                      (2,669)
 Premises and equipment             3,589                         3,262                        3,116
 Other assets                       5,826                         5,839                        3,817
                                 --------                        -------                    --------
  TOTAL ASSETS                   $295,478                      $261,136                     $228,174
                                 ========                      ========                     ========

LIABILITIES AND STOCKHOLDERS'
EQUITY
Interest-bearing liabilities:
 NOW accounts                     $12,735       $259    2.03%   $11,220      $229   2.04%     $9,112     $184    2.02%
 Savings accounts                  16,080        368    2.29%    16,635       412   2.48%     16,521      419    2.54%
 Money market accounts             54,970      2,372    4.32%    45,336     2,122   4.68%     33,352    1,564    4.69%
 Time deposits                    102,152      5,601    5.48%   100,476     5,869   5.84%     89,744    5,193    5.79%
 Other borrowed funds              54,329      2,999    5.52%    37,220     2,140   5.75%     36,557    2,183    5.97%
                                 --------      -----    -----  --------   -------   -----   --------  -------    -----
Total Interest-Bearing
    Liabilities                  $240,266    $11,599    4.83%  $210,887   $10,772   5.11%   $185,286   $9,543    5.15%
                                 --------    -------    -----  --------   -------   -----   --------  -------    -----

Noninterest-bearing liabilities
 and stockholders' equity:
 Demand deposits                  $21,606                       $19,114                      $14,108
 Other liabilities                  2,144                         2,083                        1,845
 Stockholders'equity               31,462                        29,052                       26,935
                                 --------                       -------                     --------
  TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY           $295,478                      $261,136                     $228,174
                                 ========                      ========                     ========
  Net interest income
   and rate spread                           $10,720    3.06%             $10,278   3.33%              $8,920    3.28%
                                             =======    =====             =======   =====             =======    =====

For purposes of the above table, nonaccrual loans are included in the average daily balance figure, but interest income associated with these loans is recognized under the cash basis method of accounting.
Securities are shown at amortized cost.

Noninterest Income
------------------
Total noninterest income increased by $72,035 in 1999. The increase is primarily the result of higher revenue from ATM surcharges and check card fees which rose by $73,274. The Bank began surcharging non-customers that used the Bank's ATMs. Overdraft fees increased by $31,809 during 1999. Commissions from the sales of insurance decreased by $58,171. McDonald receives bonus commissions from the companies it sells policies for based on their loss experience. These bonuses decreased by $30,847 during 1999.

Noninterest income increased by $135,648 during 1998. The increase was primarily the result of higher service fees and commissions which increased $117,356 or 17.7% higher than 1997. Brokerage commissions on the sales of mutual funds, annuities and equity securities increased by $72,277. Commissions from the sales of insurance increased by $41,920.

The following table sets forth certain items
of noninterest income:                                    Percent
                                                          Increase
(In thousands)                                           (Decrease)
Noninterest income:              1999    1998   1997  1999/98  1998/97
                              ------- ------- ------- -------  -------
 Service fees and commissions    $761    $786    $668  (3.2)%   17.7%
 Other
                                  265     169     151  56.8     11.9
                              ------- ------- ------- -------  ------
  Total noninterest income     $1,026    $955    $819   7.4%    16.6%
                              ======= ======= ======= =======  ======
Noninterest Expense
-------------------
Salaries and employee benefits expense increased $320,707 or 7.9% in 1999. The increase is primarily attributable to an increase of $186,473 in salaries and higher insurance benefits which increased by $114,365. Occupancy expenses increased by $57,749 primarily as a result of higher depreciation expense which rose $36,880. Data processing expenses increased by $111,682. The increases in depreciation and data processing expenses are the result of considerable technology improvements implemented by the Bank. The improvements included the purchase of sixty-nine personal computers, the purchase and installation of local area network equipment at each branch office, installation of a software system that automates the process of opening new deposit accounts and the implementation of a bank wide on-line teller system. These technology improvements are intended to improve customer service, increase operating efficiency and replace a system that was not year 2000 compliant. The Bank began a major remodeling of the Bellevue facility in the third quarter. The project was completed in March 2000, with total costs, including furniture and equipment, totaling approximately $1
million.   Printing and supplies expenses increased $20,973 or 11.8% in 1999.
Marketing expenses increased by $18,620. The Bank incurred expenses during 1999 to raise customer awareness concerning its readiness for year 2000.

During 1998, salaries and employee benefits expense increased $412,309 or 11.2%. The increase was attributable to an increase of seven full-time equivalent staff members and to regular salary increases. Occupancy expenses increased by $33,952 primarily as a result of the additional branch facility acquired in August of 1997 and the acquisition of an office building for McDonald during 1998. Amortization of intangibles expense increased by $111,061 as a result of the write-down of intangible assets related to the acquisitions of the branch bank and the insurance agency. The intangibles are being amortized over fifteen years.

The following table sets forth certain items
of noninterest expense:
                                                          Percent
(In thousands)                                            Increase
Noninterest expense:                                     (Decrease)
                                  1999    1998    1997   1999/98  1998/97
                                ------- ------- -------  -------  -------
 Salaries and employee benefits  $4,397  $4,076  $3,664    7.9%   11.2%
 Occupancy expenses                 680     622     588    9.3     5.8
 Data processing expenses           437     326     320   34.0     1.9
 Marketing expenses                 234     215     214    8.8     0.5
 Amortization of intangibles        213     214     103   (0.5)  107.8
 Printing and supplies expense      199     178     218   11.8   (18.3)
 Directors and committee fees       189     175     173    8.0     1.2
 Other operating expenses           602     615     637   (2.1)   (3.5)
                                ------- ------- ------- ------- -------
  Total noninterest expense      $6,951  $6,421  $5,917    8.3%   8.5%
                                ======= ======= =======  ======  =====

FINANCIAL CONDITION
-------------------
The following table sets forth certain assets and liabilities of the Company on a consolidated basis as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

                                                             Percent
                                                             Increase
                                                            (Decrease)
(In thousands)                   1999     1998     1997   1999/98 1998/97
                              -------- --------  -------- ------- -------
 Federal funds sold             $3,505   $8,417    $7,112  (58.4)%  18.3%
 Investment securities          44,891   44,909    31,826    0.0     41.1
 Loans                         256,625  214,986   199,559   19.4      7.7
 Allowance for credit losses    (3,283)  (3,059)   (2,826)   7.3      8.2
 Total assets                  321,393  282,184   251,674   13.9     12.1
 Deposits                      211,934  212,050   189,129   (0.1)    12.1
 Other borrowed funds           75,206   38,077    32,772   97.5     16.2
 Stockholders' equity           32,121   30,141    27,739    6.6      8.7

Total assets at December 31, 1999, were $321.4 million. This represents an increase of $39.2 million, or 13.9% over year end 1998. Management attributes the growth during 1999 to heavy loan demand which resulted in an increase in total loans amounting to $41.6 million or 19.4% higher than year end 1998. Federal funds sold (unsecured loans of immediately available funds to correspondents banks) were reduced by $4.9 million primarily to fund loans. The above average loan growth coupled with a decrease in total deposits caused the Company to significantly increase other borrowed funds. Other borrowed funds increased by 97.5% or $37.1 million at year end 1999 compared to the prior year end.

At December 31, 1998, total assets increased by $30.5 million or 12.1% higher than the previous year end. The Bank experienced above average deposit growth during 1998. Total deposits increased by $22.9 million or 12.1% higher compared to a year earlier. The above average deposit growth was used primarily to fund loans and to increase the investment portfolio.

Investments
-----------
Investment balances in various categories at the end of each of the last three years were as follows:
                                           December 31,
                      -------------------------------------------------------
                             1999               1998               1997
                      ----------------- ------------------ ------------------
                      Amortized   Fair  Amortized   Fair   Amortized   Fair
 (In thousands)         Cost     Value     Cost     Value     Cost     Value
                      -------- -------- -------- --------- --------- --------
 U.S. Government       $13,498  $12,982  $13,497  $13,502    $2,744    $2,664
 agencies
 Mortgage-backed         4,751    4,713    9,167    9,215    10,688    10,690
 securities
 State and municipal    24,390   24,625   19,835   21,607    17,139    18,824
 securities
 Other securities        2,806    2,806    2,358    2,358     1,332     1,332
                      -------- -------- -------- --------- --------- --------
  TOTAL                $45,445  $45,126  $44,857  $46,682   $31,903   $33,510
                      ======== ======== ======== ========= ========= ========

Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

The investment securities portfolio is structured to provide the Company with adequate liquidity by purchasing readily marketable securities. At December 31, 1999, the carrying value of investment securities totaled $44.9 million, or approximately the same amount as of December 31, 1998. This followed an increase at year end 1998, of $13.1 million, or 41.1% over December 31, 1997. The increase in investment securities at year end 1998 was attributable to the strong deposit growth during 1998. The carrying value at December 31, 1999, includes $554,086 of net unrealized losses on available-for-sale securities compared to $51,869 of net unrealized gains at year end 1998. The net unrealized gains of the held-to-maturity securities amounted to $234,744 as of December 31, 1999, compared to $1,772,779 at year end 1998. The rise in interest rates during 1999 caused the fair value of the investment securities to decline. The yield on a one year Treasury Bill increased approximately one hundred fifty basis points from year end 1998 to year end 1999.

The following table shows the maturities of investment securities at December 31, 1999, and the weighted average yields of such securities:

                           U.S. Government
                            Agencies and     State and
                           Mortgage-backed   Municipal         Other          Total
                              Securities      Securities     Securities      Securities
                           --------------- -------------- -------------- ---------------
                            Amortized          Amortized      Amortized     Amortized
 (In thousands)                 Cost  Yield     Cost  Yield    Cost  Yield   Cost   Yield
                              ------- ------- ------- ------ ------- ------ ------- --------
 Due in one year or less         $701  5.90%     $507  10.03%  $2,806  5.08%   $4,014  6.01%
 Due from one to five years    17,083  5.77%    6,263   8.35%     -       -    23,346  6.46%
 Due from six to ten years        465  6.16%    7,184   5.61%     -       -     7,649  5.64%
 Due after ten years                -      -   10,436   5.45%     -       -    10,436  5.45%
                               ------  -----   ------   -----  ------  -----  -------  -----
  TOTAL                       $18,249  5.79%  $24,390   6.34%  $2,806  5.08%  $45,445  6.05%
                              =======  =====  =======   =====  ======  =====  =======  =====

Yields on tax exempt securities have not been computed on a tax equivalent basis in the table above. Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Stocks and other securities having no stated maturity have been included in "Due in one year or less" in the table above. The average maturity of the portfolio was 6.5 years as of December 31, 1999, compared to 5.6 years and
5.8 years at year end 1998 and 1997 respectively. Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

The following table shows the average balance and tax equivalent yield for each of the last three years:

                            Year Ended December 31,
                     ---------------------------------------------------
                         1999             1998             1997
                     ---------  ------ -------- ------- -------- --------
In thousands)          Average          Average          Average
                       Balance   Yield  Balance   Yield  Balance  Yield
                       -------   -----  -------   -----  -------  -----
 Taxable securities    $22,764   5.86%  $14,749   6.15%  $12,688   6.27%
 Nontaxable securities  21,633   9.92%   18,673  10.58%   17,731  10.89%
                      --------- ------ -------- ------- -------- --------
  TOTAL                $44,397   7.84%  $33,422   8.63%  $30,419   8.96%
                      ========= ====== ======== ======= ======== ========
The weighted average tax equivalent yield declined during each of the last two years as higher yielding securities that matured or were called were replaced with lower yielding securities of substantially the same quality.

There were no significant concentrations of investments (greater than 10 percent of stockholders' equity) in any individual security issuer, except for securities issued by U. S. Government agencies and corporations.

Loans
-----
The following table sets forth major types of loans and the percentage of total loans for each type at the end of each of the last three years:

                                           December 31,
                      -----------------------------------------------------
                             1999              1998               1997
                      ---------------- ----------------- ------------------
     (In thousands)     Amount     %      Amount     %      Amount      %
                      --------- ------ --------- ------- ---------- -------
     Real estate       $166,033  64.7%  $135,344   63.0%   $128,377   64.3%
     Commercial          71,175  27.7%    61,929   28.8%     53,903   27.0%
     Installment         18,552   7.2%    16,927    7.9%     16,623    8.3%
     Other                  865   0.4%       786    0.3%        656    0.4%
                      --------- ------ --------- ------- ---------- -------
          Total        $256,625 100.0%  $214,986  100.0%   $199,559  100.0%
                      ========= ====== ========= ======= ========== =======

The following sets forth the maturities of various categories of loans at December 31, 1999:
                                                Due From
                               Due in One        One to      Due After
                               Year or Less     Five Years   Five Years
            (In thousands)     ------------   ------------   ----------
            Real estate          $139,369        $26,039           $625
            Commercial             56,490         14,163            522
            Installment             8,291         10,104            157
                                 --------        -------         ------
                         TOTAL   $204,150        $50,306         $1,304
                                 ========        =======         ======

Substantially all loans maturing over one year are at fixed interest rates.

Of the real estate loans shown in the above table, $91.0 million or 55% are residential mortgages, the Company's largest single category of loans. Approximately $78.6 million of these are one-year notes which are renewed annually, subject to updated credit and collateral valuation information but generally without fees or closing costs to the customer. The remaining residential mortgages are fixed rate loans for three and five year terms. Virtually all of these notes amortize principal indebtedness over a ten to twenty-five year period, and are repriceable at fixed rates that generally follow prevailing longer term rates.

At December 31, 1999, $55.5 million or 22% of the Company's outstanding loans were deemed "agriculture-related", constituting the highest industrial concentration in the portfolio. Of these loans, over 90% relate directly to the dairy farming industry. Virtually all of these notes are written on a one-year basis, which allows the Company to review credit information and collateral values annually to ensure continued loan quality.

The Company does not make unsecured loans other than credit card advances, which aggregated $481,468 at December 31, 1999, or .19% of total loans outstanding, and personal reserve overdraft protection accounts, which aggregated $297,060 or .12% of total loans outstanding at December 31, 1999.

Nonaccrual loans totaled $7,835,123, $3,937,112 and $4,667,707 at December 31, 1999, 1998 and 1997 respectively. Approximately $5.0 million of the total nonaccrual loans at December 31, 1999, are real estate loans. Of the nonaccrual real estate loans, $2.5 million are secured by apartment buildings, $1.5 million are secured by commercial properties and $1.0 million are secured by residential mortgages. Management considers these loans adequately secured. Approximately $2.7 million of the total nonaccrual loans are commercial loans. Of the nonaccrual commercial loans, $2.1 million are secured by used automobiles and parts. Management considers these loans marginally secured with the possibility of some charge-offs occurring in 2000.

The Company has no accruing loans that are past due 90 days or more. The Bank's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. Previously accrued but uncollected interest on loans placed on nonaccrual status is charged against current earnings, and interest income thereafter is recorded only when received.

Restructured loans at December 31, 1999, were $3,312,693 compared to $1,914,564 and $974,519 in 1998 and 1997 respectively. All of the restructured loans at December 31, 1999, are included in the nonaccrual loan totals discussed previously. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate. The restructured loans at year end involved the granting of a reduced interest rate or the lengthening of the amortization period or both. The increase in restructured loans at year end is primarily the result of the restructuring of loans totaling $1.8 million secured by mortgages on apartment buildings into a single loan. The restructured loan has been performing as agreed since the second quarter of 1999.

Potential problem loans totaled $12,035,023 as of December 31, 1999. Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that the Company expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny. The potential problem loans are not concentrated in a particular industry or type.

Other real estate at December 31, 1998, was $200,000. This consisted of a commercial property acquired in satisfaction of loans. The Bank realized a small gain from the sale of the property during the first quarter of 1999.

The following table sets forth certain data concerning nonaccrual loans, restructured loans and other real estate owned (property acquired through foreclosure or in satisfaction of loans):

                                          December 31,
                        ------------------------------------------------
                               1999            1998             1997
                        --------------- ---------------- ---------------
 (In thousands)                    % of            % of            % of
                                  Total            Total           Total
                          Amount  Loans   Amount   Loans  Amount   Loans
                        -------- ------ -------- ------- ------- -------
 Nonaccrual loans (1)     $7,835  3.05%   $3,937   1.83%  $4,668    2.34%
 Restructured loans (2)   -          -    -           -      406    0.20
                        -------- ------ -------- ------- -------   ------

          Total           $7,835  3.05%   $3,937   1.83%  $5,074    2.54%
                        ======== ====== ======== ======= =======   ======
 Other real estate owned      $0            $200              $0
                        ========        ========         =======

(1)Includes impaired loans of $6,533,918, $2,633,527 and $3,056,643 as of
December 31, 1999, 1998 and 1997, respectively.

(2)Excludes restructured loans of $3,312,693, $1,914,564 and $568,042 as of the years ended December 31, 1999, 1998 and 1997, respectively, which are included with nonaccrual loans.

Allowance For Credit Losses
---------------------------
The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit. These evaluations take into consideration a number of factors, including the Bank's and DACC's loss experience in relation to outstanding loans and the existing level of the allowance for credit losses, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, regular examinations and appraisals of loan portfolios conducted by state and federal supervisory agencies, and current and anticipated economic conditions. The allowance for credit losses represents management's best judgment as to a prudent aggregate allowance in connection with the total loan portfolio.

At December 31, 1999, the Company's investment in impaired loans totaled $6,533,918. The investment in impaired loans that does not require a related allowance for credit losses amounted to $5,302,854 while the remaining impaired loans totaling $1,231,064 require a related allowance for credit losses of $343,245.

In 1999 the Company's provision for credit losses was $312,000 compared to $390,000 and $351,000 during 1998 and 1997, respectively. Net charge-offs were $87,806 for the year ended December 31, 1999, compared to net charge-offs of $157,303 and $31,807 for the years ended 1998 and 1997,
respectively.   The ratio of allowance for credit losses to total loans at year end was 1.28% compared to 1.42% at December 31, 1998. The net increase to the allowance was $244,194 or 7.3% higher than year end 1998. The Company's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 3.72% at December 31, 1999, compared to 2.38% and 3.29% at December 31, 1998 and 1997, respectively.

The Company's portfolio is heavily concentrated in the Bank's three-county primary service area and would be subject to fluctuations in local economic conditions. The Company does have a concentration of agricultural-related loans amounting to approximately 22% of total loans as of December 31, 1999. The factors that influence the agricultural economy are complex and difficult to predict. The prices paid to dairy farmers for milk have fluctuated significantly during the last two years. Management believes these price fluctuations are cyclical and underwriting practices have taken these fluctuations into consideration. Agricultural loans more than 30 days past due (including nonaccrual loans) totaled $379,653 at December 31, 1999.
This represents .15% of total loans outstanding and 4% of the Company's total past due loans. During 1999 there were $69,410 of net charge-offs on loans considered agricultural-related compared to $5,740 of net recoveries during 1998. Management does not believe that these risks associated with the Company's loan portfolio have changed materially during the past three years.

Management believes its allowance for credit losses as of December 31, 1999, of $3,282,812 (equal to 1.28% of the total loans) is adequate to cover credit risks in the loan portfolio.

Changes in the allowance for credit losses in each of the three most recent years were as follows:
                                            Year Ended December 31,
                                    --------------------------------------
                                         1999         1998         1997
                                    -----------   ----------- ------------
  Balance - beginning of year        $3,058,618    $2,825,921   $2,506,728
                                    -----------   -----------  -----------
  Charge-offs:
   Real estate                               $0      $107,218           $0
   Installment                           33,616        37,248       18,643
   Credit cards and related plans         8,898         5,210        1,277
   Commercial loans                     107,815        69,997       40,662
                                    -----------   -----------  -----------
                                       $150,329      $219,673      $60,582
                                    -----------   -----------  -----------
  Recoveries:
   Real estate                           $3,941        $5,019       $3,861
   Installment                           38,193        37,561       10,535
   Credit cards and related plans         4,541           604          787
   Commercial loans                      15,848        19,186       13,592
                                    -----------   -----------  -----------
                                        $62,523       $62,370      $28,775
                                    -----------   -----------  -----------

  Net charge-offs                       $87,806      $157,303      $31,807
                                    -----------   -----------  -----------

  Provision charged to operations      $312,000      $390,000     $351,000
                                    ----------- ------------- ------------

  Balance - end of year
                                     $3,282,812    $3,058,618   $2,825,921
                                    ===========   ===========  ===========
  Ratio of net charge-offs during
   the year to average loans
   outstanding during the year            0.04%         0.08%        0.02%
                                    ===========   ===========  ===========

  Ration of allowance for credit
   losses to total loans
   at the end of year                     1.28%         1.42%        1.42%
                                    ===========   ===========  ===========

In 1999 the Company's ratio of charge-off loans to average loans outstanding was .06% compared to .11% and .03% during 1998 and 1997, respectively. The charge-offs during 1999 include $75,000 attributable to a single agricultural borrower. The 1998 charge-offs include real estate loan charge-offs amounting to $107,218 and commercial loan charge-offs totaling $49,909 attributable to a single commercial borrower. The Company does not expect future recoveries from these borrowers.

During 1999 the installment loan recoveries included recoveries of $13,025 from a borrower whose loans were charged-off in 1995 and $9,318 from a borrower whose loans were charged-off during 1992. Recoveries on loans increased by $33,595 in 1998 compared to 1997. The installment loan recoveries included recoveries of $13,947 from a borrower whose loans were charged-off in 1995 and $12,000 from a borrower whose loans were charged-off during 1998.

Deposits
--------
The following table sets forth the deposits as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):
                                                                  Percent
                                                                 Increase
                                                                (Decrease)
 (In thousands)                     1999      1998      1997  1999/98 1998/97
                                  -------- --------- --------- ------- -------
 Non-interest bearing accounts    $26,387   $27,168   $19,494  (2.9)%  39.4%
 NOW accounts                      12,611    12,831    10,395  (1.7)   23.4
 Savings accounts                  15,506    16,361    17,036  (5.2)   (4.0)
 Money market accounts             57,726    51,462    40,451  12.2    27.2
 Certificates of deposit and
 other time deposits               99,704   104,228   101,753  (4.3)    2.4
                                 -------- --------- --------- ------- -------
  Total deposits                 $211,934  $212,050  $189,129  (0.1)%  12.1%
                                 ======== ========= ========= ======= ======

At December 31, 1999, total deposits were $211,933,656, a decrease of $116,077 or .1% compared to December 31, 1998. The decrease in demand deposits is attributable to a business depositor whose balance at year end was $2.7 million lower than the previous year end. The combined balances of money market and passbook savings accounts increased by $5.4 million or 8% compared to December 31, 1998. Certificates of deposit and other time deposits decreased by $4.5 million or 4.3% compared to the previous year end. The decrease in certificates of deposit is primarily the result of a $4.5 million decrease attributed to a local business depositor. These funds were deposited during the second quarter of 1998 and were withdrawn as expected at maturity during the second quarter of 1999. Management attributes the lack of overall deposit growth to the strong competition for core deposits in all of the Bank's market areas and to the outflow of funds to alternative investments.

Total deposits increased $22,920,624 or 12.1% at December 31, 1998, compared to year end 1997. Demand deposits increased $7,674,048 or 39.4% during the year ended December 31, 1998. Much of this increase was attributable to a new business depositor with a balance of $4.7 million at year end 1998.
Money market deposits increased by $11 million or 27.2% over the previous year end. Some of this increase was a result of a shift by depositors from lower yielding savings accounts into higher yielding money market accounts. Depositors also shifted funds from certificates of deposit to money market accounts because of the lower interest rates prevailing during the third and fourth quarters of 1998 compared to 1997. The yield on a two year certificate of deposit fell more than 1 full percentage point from 6.04% to 4.99% while the yield on money market accounts declined from 5.12% to 4.54% at year end 1998 compared to December 31, 1997. This change in rates resulted in a smaller spread between money market accounts and certificates of deposit.

The following table shows, as of December 31, 1999, the maturities of time certificates of deposit in amounts of $100,000 or more and other time deposits in amounts of $100,000 or more:

                              3 Months   3 to 6  7 to 12   Over 12
                              Or Less    Months   Months   Months    Total
                             --------- --------- -------- -------- --------
 (In thousands)
 Certificates of deposit        $2,774   $1,877   $4,718    $5,979  $15,348
 Other time deposits             1,137      124      608     3,090    4,959
                             --------- --------- -------- -------- --------
  Total                         $3,911   $2,001   $5,326    $9,069  $20,307
                             ========= ========= ======== ======== ========

Other Borrowed Funds
--------------------
The following sets forth information concerning other borrowed funds for the Company during each of the last three years:
                                                      December 31,
                                              ---------------------------
(In thousands)                                   1999     1998      1997
                                              -------- -------- ---------
Short-term borrowings:
 Notes payable to banks                        $26,909  $22,400   $22,791
 Federal Home Loan Bank advances                31,200        0         0
 U.S. Treasury demand notes                          0        0       300
  Total short-term borrowings                  $58,109  $22,400   $23,091
                                              -------- -------- ---------
Long-term debt:
 Federal Home Loan Bank advances               $17,000  $15,575    $9,574
 Other long-term debt                               98      102       107
                                              -------- -------- ---------
  Total long-term debt                         $17,098  $15,677    $9,681
                                              -------- -------- ---------
       Total other borrowed funds              $75,207  $38,077   $32,772
                                              ======== ======== =========
Short-term borrowings:
 Average amounts outstanding during the year   $38,916  $22,399   $28,147
 Average interest rates on amounts
 outstanding during the year                      5.18%    5.86%     5.91%
 Weighted average interest rate at year end       5.96%    5.46%     6.05%
 Maximum month-end amounts outstanding         $58,109  $23,284   $31,928

The Company utilizes a variety of short-term and long-term borrowings as a source of funds for the Company's lending and investment activities and for general business purposes. The Company has in place asset/liability and interest rate risk guidelines that determine in part whether borrowings will be short-term or long-term in nature. Federal Home Loan Bank advances and notes payable to banks consists of secured borrowings under existing lines of credit. At December 31, 1999, the Company had $89.2 million of established lines of credit.

DACC's primary sources of funding are short-term notes payable to banks. As of December 31, 1999, DACC had established lines of credit of $37 million of which $26 million were drawn in the form of short-term notes payable. The proceeds from the borrowings incurred during 1999 were used primarily to fund loans.

During 1999, the Bank borrowed $31.2 million from the Federal Home Loan Bank
in the form of short-term advances.   The funds were used primarily to fund
the Bank's loan portfolio which grew by $37.8 million during 1999.

Note 7 -- Long-Term Debt of the Notes To Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings.

Stockholders' Equity
--------------------
Pursuant to regulations promulgated by the Federal Reserve Board, bank holding companies are required to maintain minimum levels of core capital as a percentage of total assets (leverage ratio) and total capital as a percentage of risk-based assets. Under these regulations, the most highly rated banks must meet a minimum leverage ratio of at least 3%, while lower rated banks must maintain a ratio of at least 4%. The regulations assign risk weightings to assets and off-balance sheet items and require a minimum risk-based capital ratio of 8%. At least half of the required 8% must consist of core capital. Core capital consists principally of shareholders' equity less intangibles, while qualifying total capital consists of core capital, certain debt instruments and a portion of the allowance for credit losses. The table set forth below describes the ratios of the Company as of December 31, 1999, and the applicable regulatory requirements.

The Company's core and risk-based capital ratios, as shown in the table, are well above the minimum levels.
                                                                Regulatory
                                                        Ratio  Requirements
                                                      -------- ------------
          Equity as a % of assets                        9.99%       N/A
          Core capital as a % of average assets          9.62%      4.00%
          Core capital as a % of risk-based assets      13.35%      4.00%
          Total capital as a % of risk-based assets     14.61%      8.00%

Stockholders' equity at December 31, 1999, increased 6.6% to $32,121,374 or $585 per share, compared with $30,140,667 or $550 per share one year ago. Cash dividends declared in 1999 were $17.25 per share compared with $13.50 and $11.75, in 1998 and 1997, respectively. The dividend payout ratio (dividends declared as a percentage of net income) was 29.50%, 23.59% and 25.30% in 1999, 1998 and 1997, respectively.

The ability of the Company to pay dividends on the Common Stock is largely dependent upon the ability of the Bank to pay dividends on the stock held by the Company. The Bank's ability to pay dividends is restricted by both state and federal laws and regulations. The Bank is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division") which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division. Note 16 -- Regulatory Matters of the Notes To Consolidated Financial Statements contains information concerning capital ratios of the Bank.

During 1998 the Company's Board of Directors approved the 1998 Employees Stock Purchase Plan. The Plan allows the Company to issue treasury shares at fair market value to eligible employees. The purpose of the plan is to allow
employees to share in the ownership of the Company.   Employees of the
Company purchased 296 shares each at $972 during 1999.

The adequacy of the Company's capital is reviewed periodically to ensure that sufficient capital is available for current and future needs and is in compliance with regulatory guidelines. Management is committed to maintaining capital at a level that will allow the Company to take advantage of future opportunities when they arise. The Company's current level of capitalization is strong. This will allow the Company to pursue profitable growth opportunities.

Liquidity
---------
Liquidity refers to the ability of the Company to generate adequate amounts of cash to meet the Company's needs for cash. Loan requests typically present the greatest need for cash but liquidity must also be maintained to accommodate possible outflows in deposits. Loan repayments as well as net cash provided by operating activities amounting to $3.6 million, an increase in other borrowings amounting to $37.1 million and a $4.9 million decrease in federal funds sold, as shown in the Consolidated Statements of Cash Flows, all provided sources of funds during 1999. The net increase in loans of $42.1 million was the major use of cash during 1999.

During 1998 the major sources of funds were loan repayments, net cash provided by operating activities of $3.0 million, an increase in deposits totaling $22.9 million and an increase in other borrowings amounting to $5.3 million. The net increase in loans of $15.6 million, the net increase in investment securities of $12.4 million and the net increase in federal funds sold of $1.3 million were the major uses of cash during 1998.

The Bank maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as available-for-sale and federal funds sold. The Bank also has the ability to borrow approximately $20 million by means of the purchase of short-term federal funds from its principal correspondent banks. Management strives to maintain enough liquidity to satisfy customer credit needs, meet deposit withdrawal requests and any other expected needs for cash. Excess liquid assets are reallocated to achieve higher yields. One ratio used to measure the liquidity of banking institutions is the net loan to deposit ratio. The net loan to deposit ratio of the Bank was 104.2%, 86.8% and 88.9% at December 31, 1999, 1998 and 1997, respectively. A high net loan to deposit ratio creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit loan growth. The net loan to
deposit ratio reflects only on-balance sheet items.   Off-balance sheet items
such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position. In order to increase available funding sources the Bank is a member of the Federal Home Loan Bank (FHLB) of
Chicago.   As of December 31, 1999, the amount owed to the Federal Home Loan
Bank was $48.2 million.   The borrowings are secured by residential
mortgages. The amount of eligible borrowing from the FHLB of Chicago is determined by the amount of residential loans held by the Bank and by the amount of common stock of FHLB of Chicago purchased by the Bank. The maximum amount of collateral that can be pledged to FHLB by the Bank is limited by state law to four times capital. An additional investment in stock of $180,125 would allow the Bank to borrow another $3.6 million and thereby maximize its eligible borrowing with FHLB. The Bank has also sold loans to DACC and to the secondary mortgage market to improve its liquidity position. During 1999 the Bank sold $6.7 million of residential loans to the secondary mortgage market.

Other sources of liquidity for the Company consist of established lines of credit by DACC and by the parent company. As of December 31, 1999, DACC has unused lines of credit of $11.0 million and the parent company has an unused line of credit of $3.1 million. See Note 10 -- Financial Instruments with Off-Balance Sheet Risk in the Notes To Consolidated Financial Statements for a discussion of the Company's commitments to extend credit. Management believes the Company's liquidity position as of December 31, 1999, is adequate under current economic conditions.

Interest Rate Sensitivity
-------------------------
The following table shows the repricing period for interest-earning assets and interest-bearing liabilities and the related gap based on contractual maturities, at December 31, 1999:

 (In thousands)                          0 to 6   7 to 12    1 to 2   Over 2
                                         Months    Months    Years     Years
                                       --------- -------- --------- ---------
 Loans                                  $101,767 $102,082   $18,430   $34,347
 Investment securities                       741      507    11,104    32,538
 Federal funds sold                        3,505        0         0         0
                                       --------- -------- --------- ---------
  Total interest-earning assets         $106,013 $102,589   $29,534   $66,885
                                       --------- -------- --------- ---------

Interest-bearing deposits               $125,513  $21,175   $33,546    $5,312
 Other borrowed funds                     61,111    7,003     4,005     3,087
                                        --------- -------- --------- ---------
  Total interest-bearing liabilities    $186,624  $28,178   $37,551     8,399
                                        --------- -------- --------- ---------
 Rate sensitivity gap                   $(80,611) $74,411   $(8,017)  $58,486

 Cumulative rate sensitivity gap        $(80,611) $(6,200) $(14,217)  $44,269

 Cumulative ratio of rate sensitive
 assets to rate sensitive liabilities     56.81%   97.11%    94.37%   116.98%

 Ratio of cumulative gap to
  average earning assets                 (28.48)%  (2.19)%   (5.02)%   15.64%

Mortgage backed securities are allocated according to their expected prepayments rather than their contractual maturities.

Interest rate risk is the exposure to a bank's earnings arising from changes in future interest rates. Interest rate sensitivity is measured using gap analysis. Gap analysis is used to identify mismatches in the repricing of assets and liabilities within specified periods of time or interest sensitivity gaps. The rate sensitivity or repricing gap is equal to total interest-earning assets less total interest-bearing liabilities available for repricing during a given time interval. A positive gap exists when total interest-earning repricing assets exceed total interest-bearing repricing liabilities and a negative gap exists when total interest-bearing repricing liabilities exceed total interest-earning repricing assets. Generally a positive repricing gap will result in increased net interest income in a rising rate environment and decreased net interest income in a falling rate environment. A negative gap tends to produce increased net interest income in a falling rate environment and decreased net interest income in a rising rate environment.

The preceding table indicates the Company has a negative gap of $6.2 million or 2.2% of average earning assets for all assets and liabilities repricing within one year. The cumulative ratio of rate sensitive assets to rate sensitive liabilities within one year is 97.1%. For purposes of this analysis, NOW, savings and money market accounts are considered repriceable within six months.

MARKET INFORMATION
------------------
The following table shows market price information and cash dividends paid for the Company's common stock:

                      Book Value             Market
                    End of Quarter         Value (1)        Dividends
1998                  (Unaudited)       High       Low       Paid (2)
----------------------------------------------------------------------

1st  Quarter             $513           $733      $733         $6.00
2nd  Quarter              527            915       897           -
3rd  Quarter              542             *         *           6.25
4th  Quarter              550            952       939           -

1999
----------------------------------------------------------------------
1st  Quarter             $557           $972      $963         $7.25
2nd  Quarter              570          1,132     1,116           -
3rd  Quarter              573          1,157     1,140          8.25
4th  Quarter              585          1,166     1,147           -

2000
----------------------------------------------------------------------
Through March 1           N/A         $1,180    $1,170         $9.00

(1) In recent years the Common Stock has traded sparsely. To the knowledge of management the price of each share has ranged in value as shown in the table. There is no established market for the Common Stock of the Company and it is unlikely that such a market for the shares will develop in the foreseeable future. Most of the transactions at the prices reported in the table are purchases by the Company pursuant to a Stock Repurchase Policy. The Stock Repurchase Policy provides that shares offered to the Company may be purchased as an accommodation to shareholders at a specified percentage of book value computed as of the end of the month preceding the purchase.
      The applicable percentage was 145% of book value until March 16, 1998, 175% of book value until March 16, 1999, and 200% of book value thereafter. The Board of Directors of the Company may consider changes in the applicable percentage at future meetings.

(2) The ability of the Company to pay dividends is subject to certain limitations. See "Stockholders'Equity" in Management's Discussion and Analysis.

  *   Indicates no reported sale of stock occurred in that quarter.

As of March 1, 2000, the Company had 991 shareholders of record.

SELECTED FINANCIAL INFORMATION
------------------------------
The following table sets forth certain unaudited results of operations for the periods indicated:

(In thousands except                 For the Quarter Ended
per share data)
1998                       March 31      June 30   September 30  December 31
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Interest income              $5,001       $5,217       $5,342        $5,490
Interest expense              2,632        2,661        2,740         2,739
Provision for credit losses      83           83           82           142
Net income                      681          771          788           898
Net income per share          12.41        14.05        14.37         16.37

1999
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Interest income              $5,455       $5,497       $5,525        $5,842
Interest expense              2,678        2,769        2,963         3,189
Provision for credit losses      78           78           78            78
Net income                      862          814          742           799
Net income per share          15.70        14.79        13.48         14.54